UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2013

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
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Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

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This report on Form 6-K/A of Credit Suisse Group AG and Credit Suisse AG supersedes and replaces the report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG dated February 7, 2013 (accession number 0001370368-13-000009) solely in relation to the Slide presentation included therein.

Fourth Quarter and Full-Year 2012 Results Revised – March 22, 2013 Presentation to Investors and Media As announced on March 14, 2013, certain Credit Suisse Group entities have entered into agreements with bond investors of affiliates of National Century Financial Enterprises, Inc. (NCFE) to end all bond investor litigation against Credit Suisse. As a result of this settlement, we increased our existing NCFE-related litigation provisions by CHF 227 mn, resulting in an after tax charge of CHF 134 mn in respect of our previously reported unaudited financial results for 4Q12 and 2012. This revised presentation updates those financial results and related information to reflect this subsequent event and does not update or modify any other information contained in the presentation originally published on February 7, 2013 that does not relate to the subsequent event.

Revised results presentation (see note on front page for additional information) Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 and in "Cautionary statement regarding forward-looking information" in our fourth quarter report 2012 filed with the US Securities and Exchange Commission and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under GAAP can be found in this presentation and in our fourth quarter report 2012. Statement regarding Basel 3 disclosures As of January 1, 2013, Basel 3 was implemented in Switzerland, including through the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. In addition, we have calculated our Basel 3 net stable funding ratio (NSFR) based on the current FINMA framework. Changes in the final implementation of the Basel 3 framework in Switzerland or any of our assumptions or estimates could result in different numbers from those in this presentation. March 22, 2013 *

Introduction Brady W. Dougan, Chief Executive Officer

Revised results presentation (see note on front page for additional information) Key Messages (1/2) March 22, 2013 * Strong capital, leverage and liquidity position Solid 4Q12 & consistent results throughout 2012 Underlying pre-tax income of CHF 1.2 bn in 4Q12 with after-tax return on equity of 9% Better close to the year in Private Banking & Wealth Management, driven by transaction and performance fees; pre-tax income of CHF 0.9 bn, up 71% vs. 4Q11; CHF 6.8 bn net new assets in 4Q12 Resilient results in Investment Banking with strong underwriting & advisory results but seasonally lower sales & trading revenues; pre-tax income of CHF 0.3 bn compared to a loss in 4Q11 Underlying pre-tax income of CHF 5.0 bn in 2012 with after-tax return on equity of 10% Continued to have strong market share momentum with our clients across our businesses in 2012 Capital program on track with pro forma "look-through" Swiss core capital ratio of 9.3%; targeted to exceed 10% in mid-2013 Additional 2.8% of loss-absorbing capital in the form of CHF 8.2 bn high-trigger contingent capital in issue (or to be exchanged) leading to pro forma "look-through" Swiss total capital ratio of 12.1% Maintained throughout 2012 a long-term Net Stable Funding Ratio (NSFR) in excess of 100% and short-term liquidity under Swiss regulation in excess of requirement Reduced Group balance sheet by CHF 99 bn in 4Q12 to CHF 924 bn; substantial progress towards target level of below CHF 900 bn On track to meet new FINMA Basel 3 leverage ratio given the already achieved FINMA balance sheet reduction of CHF 129 bn in 4Q12 All data for Core Results. Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. Pro forma capital ratio assumes successful completion of the capital actions announced in July 2012. End 2013 goal for balance sheet assumes constant FX rates.

Revised results presentation (see note on front page for additional information) Key Messages (2/2) March 22, 2013 * Significant further progress in transforming the business for the new environment Achieved expense savings of CHF 2 bn; 2013 expense savings target increased to CHF 3.2 bn, rising to CHF 4.4 bn by end 2015 Significant progress towards achieving end 2013 Basel 3 RWA target levels Investment Banking reduced to USD 187 bn, close to target of below USD 175 bn Group reduced to CHF 284 bn, close to target of below CHF 280 bn Investment Banking business model aligned with new requirements; focused on leading, high-return franchises expected to deliver a cost/income ratio of 70% and a return on Basel 3 capital above 15% Creation of a combined Private Banking & Wealth Management division to better align product development, advice and distribution further reduce complexity and increase efficiency across the bank achieve a cost/income ratio of 65% and a 6% net new asset growth rate in the medium-term Good start into 2013 Revenues so far this year have been consistent with the good starts we have seen in prior years; with profitability further benefiting from the strategic measures we took in 2012, including our strengthened capital position and our significantly reduced risks and cost base All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. Investment Banking reported and targeted Basel 3 RWA of USD 175 bn (previously USD 180 bn) reflect the transfer of the majority of the Securities Trading & Sales business in Switzerland to Private Banking & Wealth Management. Dividend Proposed total 2012 dividend of CHF 0.75 per share (CHF 0.10 in cash and CHF 0.65 in shares); payout free of Swiss withholding tax Intend to make significant cash returns to shareholders after "look-through" Swiss core capital ratio exceeds 10%

Financial results David Mathers, Chief Financial Officer

Revised results presentation (see note on front page for additional information) Results overview Underlying1 in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net revenues 6,009 6,315 4,082 25,680 23,726 Pre-tax income 1,173 1,203 (975) 5,008 2,371 Net income attributable to shareholders 816 891 (632) 3,577 1,797 Diluted earnings per share in CHF 0.42 0.57 (0.62) 2.32 1.24 Cost/income ratio 79% 80% 122% 80% 89% Return on equity 9% 10% (8)% 10% 6% Reported in CHF mn Net revenues 5,721 5,766 4,473 23,606 25,429 Pre-tax income 369 359 (998) 1,879 2,749 Net income attributable to shareholders 263 254 (637) 1,349 1,953 Diluted earnings per share in CHF 0.09 0.16 (0.62) 0.81 1.36 Return on equity 3% 3% (8)% 4% 6% Net new assets in CHF bn 6.8 5.3 4.5 10.8 46.6 1 Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. * March 22, 2013

Revised results presentation (see note on front page for additional information) Private Banking & Wealth Management with better close to 2012 March 22, 2013 * 4Q12 Less pronounced seasonal revenue slowdown, driven by strong transaction- and performance-based revenues Operating expenses down 5% vs. 4Q11 and stable from 3Q12 reflects the year-end pattern, partially offset by benefits from continuing efficiency management 2012 Stable revenues despite adverse impact from continued low transaction levels and the low interest rate environment Lower underlying2 operating expenses, down 3%, reflecting Clariden Leu integration and further efficiency measures Underlying cost/income ratio improved to 72% in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net revenues 3,334 3,310 3,087 13,541 13,447 of which significant items1 (67) 102 – 320 15 Provision for credit losses 68 35 74 182 111 Compensation and benefits 1,293 1,329 1,375 5,561 5,729 Other operating expenses 1,062 1,010 1,106 4,023 4,646 of which litigation provision – – – – 478 Total operating expenses 2,355 2,339 2,481 9,584 10,375 Pre-tax income 911 936 532 3,775 2,961 Underlying pre-tax income2 978 834 532 3,455 3,424 Underlying cost/income ratio2 69% 73% 80% 72% 74% Net new assets in CHF bn 6.8 5.3 4.5 10.8 46.6 Assets under management in CHF bn 1,251 1,251 1,185 1,251 1,185 1 Includes Aberdeen gains of CHF 140 mn, CHF 15 mn, CHF 384 mn and CHF 15 mn in 3Q12, 3Q11, 2012 and 2011, respectively, a Wincasa gain of CHF 45 mn in 4Q12 and 2012, impairment of AMF and other equity participations-related losses of CHF (30) mn, CHF (38) mn and CHF (68) mn in 4Q12, 3Q12 and 2012 respectively, losses from planned sale of certain private equity investments of CHF (82) mn in 4Q12 and 2012, and a gain from the sale of a non-core business of CHF 41 mn in 2012. 2 Excludes significant items and litigation provisions

Revised results presentation (see note on front page for additional information) Wealth Management with solid finish to 2012 and benefit from efficiency measures March 22, 2013 * 1 Including gain related to the sale of a non-core business of CHF 41 mn in 2Q12 2 Excluding gain related to the sale of a non-core business of CHF 41 mn in 2Q12 and litigation provision of CHF 478 mn in 3Q11 3 Excluding litigation provision of CHF 478 mn in 3Q11 More resilient 4Q12 Despite continued headwinds with risk-averse client base and low interest rates Improved transaction revenues mitigated the usual year-end slowdown Full-year 2012 results evidence improvements from actions taken Expenses down 4%3 reflecting efficiency measures, including Clariden Leu integration Stable revenues, benefitting from 5% higher average asset base, higher revenues from lending and integrated solutions Underlying cost/income ratio improved to 77% in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net revenues 2,209 2,184 2,119 8,9521 9,085 Provision for credit losses 36 25 37 110 78 Total operating expenses 1,683 1,661 1,811 6,821 7,561 of which litigation provision – – – – 478 Pre-tax income 490 498 271 2,021 1,446 Underlying pre-tax income2 490 498 271 1,980 1,924 Underlying cost/income ratio2 76% 76% 85% 77% 78% Net new assets in CHF bn 2.9 5.1 4.9 19.0 37.4 Assets under management in CHF bn 799 803 750 799 750

Revised results presentation (see note on front page for additional information) Full-year Wealth Management revenues drop marginally but with stronger 4Q12 transaction and performance fees March 22, 2013 * Higher revenues driven by semi-annual performance revenues, higher revenues from integrated solutions, partially offset by lower foreign exchange fees from client transactions 2,209 2,184 2,119 115 26 43 46 110 28 39 43 110 31 38 41 736 794 800 Gross margin in basis points 8,952 9,085 122 33 44 45 114 31 40 42 747 782 Net revenues in CHF mn UHNWI = Ultra-high-net-worth individuals 1 Includes gains of CHF 35 mn related to a change in life insurance accounting. 2 Includes gains of CHF 41 mn related to the sale of a non-core business in 2Q12 Continued impact from strategic growth focus in emerging markets and UHNWI client segment Continued impact from low interest rate environment, partly offset by higher loan volumes Average assets under management in CHF bn Transaction- and performance-based revenues Recurring commissions & fees Net interest income 36% 40% 41% 36% 41% Ultra High Net Worth Individuals' share 4Q12 vs. 3Q12 4Q12 gross margin maintained at 110 bp +5% 6221 2,4611 Other revenues2 4Q12 2012

Revised results presentation (see note on front page for additional information) 2012 pre-tax income improvement in Wealth Management business reflecting benefits from strategic initiatives March 22, 2013 * Underlying pre-tax income progression in CHF mn Transaction revenues 2012 2011 Recurring revenues Interest income Increased regulatory costs Cost efficiency initiatives Other cost items & credit provisions Initiatives delivered CHF 300 mn benefit in 2012 Lower despite CHF 120 mn benefit from growth initiatives = 300 Benefits from profitability initiatives and business growth more than compensate impact from continued market headwinds Successful Clariden Leu integration with material cost savings and asset retention in line with expectations Rationalize front office support functions and simplification of operating platform Streamline offshore affluent client coverage model Continued rationalizations of pricing structures Improved profitability in several key onshore businesses

Revised results presentation (see note on front page for additional information) Corporate & Institutional business with continued strong profit contribution March 22, 2013 * 1 Other revenues include fair value changes on the Clock Finance transaction and CHF 25 mn gain related to a recovery case in 4Q12 4Q12 Strong revenue development driven by strong commissions Continued low credit provisions as a result of well diversified credit portfolio and strong risk management Solid net new assets of CHF 1.1 bn Strong cost/income ratio of 51% 2012 Increase in pre-tax income despite moderately higher credit provisions Improved cost/income ratio to 52% Loan volume increased 7% during the year in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net interest income 306 301 304 1,207 1,185 Recurring commission & fees 115 105 96 450 421 Trans. & perf.-based revenues 107 111 93 479 476 Other revenues1 19 (9) (8) (10) (17) Net revenues 547 508 485 2,126 2,065 Provision for credit losses 32 10 37 72 33 Total operating expenses 277 284 277 1,110 1,111 Pre-tax income 238 214 171 944 921 Cost/income ratio 51% 56% 57% 52% 54% Net new assets in CHF bn 1.1 0.1 2.6 1.5 5.3 Assets under management in CHF bn 224 220 203 224 203

Revised results presentation (see note on front page for additional information) Asset Management results with strong 4Q12 profitability, benefiting from higher performance fees March 22, 2013 * 4Q12 Underlying pre-tax income of CHF 250 mn, up significantly vs. 3Q12 and 4Q11 Significantly higher performance fees Private equity losses in connection with the planned sale of certain investments, partly offset by realizations CHF 2.5 bn net new assets with inflows in credit, index strategies and hedge funds products, partially offset by outflows from fixed income products 2012 Fee based margin improved to 54 bp Lower operating expenses on reduced compensation and impact of efficiency measures offset by transaction and restructuring costs 1 Includes Aberdeen gains of CHF 140 mn, CHF 15 mn, CHF 384 mn and CHF 15 mn in 3Q12, 3Q11, 2012 and 2011, respectively, a Wincasa gain of CHF 45 mn in 4Q12 and 2012, impairment of AMF and other equity participations-related losses of CHF (30) mn, CHF (38) mn and CHF (68) mn in 4Q12, 3Q12 and 2012, respectively, and losses from planned sale of certain private equity investments of CHF (82) mn in 4Q12 and 2012. 2 Excludes significant items from revenues in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net revenues 578 618 483 2,463 2,297 of which significant items1 (67) 102 – 279 15 Total operating expenses 395 394 393 1,653 1,703 Pre-tax income 183 224 90 810 594 Underlying pre-tax income2 250 122 90 531 579 Underlying cost/income ratio2 61% 76% 81% 76% 75% Fee-based margin in basis points 69 48 53 54 52 Net new assets in CHF bn 2.5 (0.5) (6.7) (9.0) 5.2 Assets under management in CHF bn 372 369 365 372 365

Revised results presentation (see note on front page for additional information) Asset Management with higher fee-based revenues and good expense management March 22, 2013 * Underlying pre-tax income progression 4Q12 in CHF mn 3Q12 4Q12 Higher fee-based revenues +105% Underlying pre-tax income progression 2012 in CHF mn 2011 2012 Higher fee-based revenues Lower investment-related & other revenues (8)% Stable expenses Lower investment-related & other revenues Lower expenses Underlying cost/income ratio 76% 61% 75% 76% See previous slide for an explanation of underlying results

Revised results presentation (see note on front page for additional information) Wealth Management with solid growth in asset gathering March 22, 2013 * 2012 net new assets growth rate of 3.5%, when adjusted for outflows due to Clariden Leu integration; growth rate of 4.5%, if also adjusted for Western European outflows Ultra-high net worth clients with continued solid growth across all regions Strong growth in emerging markets, including Asia Pacific’s growth rate of 11.4% for 2012 Wealth Management net new assets in 2012 in CHF bn 1 Excluding outflows from Clariden Leu of CHF (4.1) bn and CHF (3.4) bn in 1Q12 and 2Q12, respectively and excluding outflows from Western Europe of CHF (1.4) bn, CHF (1.4) bn, CHF 0.3 bn and CHF (4.4) bn in 1Q12, 2Q12, 3Q12 and 4Q12 respectively. Adjusted inflows1 Clariden Leu outflows Western European outflows One-off impacts 2012 net new assets 3Q12 4Q12 1Q12 2Q12 33.4 (14.4)

Revised results presentation (see note on front page for additional information) Significant items partly mask continued strong inflows across all regions, especially from emerging markets March 22, 2013 * Net inflows in 2012 adversely affected by significant Western European outflows and the Clariden Leu integration Continued growth in Asia Pacific and Americas driven by inflows from emerging markets EMEA with good contribution from Eastern European inflows Switzerland with continued positive inflows 4Q12 with gross assets inflows of CHF 11.2 bn before Western European outflows of CHF (4.4) bn Private Banking & Wealth Management net new assets in 2012 in CHF bn 1 Excluding outflows from Clariden Leu of CHF (0.9) bn, CHF (0.9) bn, CHF (3.4) bn and CHF (2.3) bn in Americas, Asia Pacific, Switzerland and EMEA, respectively and excluding outflows from Western Europe of CHF (6.9) bn in EMEA. 2 Excluding CHF (14.7) bn outflows from single client mandate. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients. Wealth Management Clients1 Corporate & Institutional Clients Managed across businesses3 Adjusted inflows Asset Management2 Clariden Leu outflows Single client mandate outflow 1Q12 Western European outflows One-off impacts 2012 net new assets Switzerland EMEA Americas Asia Pacific 40.6 (29.8)

Revised results presentation (see note on front page for additional information) Substantial benefits from new combined Private Banking & Wealth Management division and ongoing initiatives March 22, 2013 * Realization of further efficiencies Strategic focus areas Market & Client Coverage Streamline offshore affluent client coverage model / increase AuM per relationship manager De-layer client coverage and market management structure in Switzerland Invest in selected growth markets and focus on mature on-shore markets with above target profitability Product Delivery Streamline delivery value chain and eliminate overlaps Materially reduce number of products and scale lead offering Strengthen banking product offering outside Switzerland Total expense savings Savings from establishing a combined division and other measures Private Banking & Wealth Management expense reduction target by end 2015 in CHF mn Part of group wide CHF 4 bn expense reduction announced in 3Q12 Achieved in 2012 Continued initiatives

Revised results presentation (see note on front page for additional information) Update to KPI for Private Banking & Wealth Management March 22, 2013 * Key Performance Indicator (KPI) 6% Wealth Management Clients Annual net new asset growth rate 65% Private Banking & Wealth Management Cost / income ratio Emerging markets Mature markets Western European cross-border 6% to 10% 2% to 4% (5%) to (10%) 6% to 10% 2% to 4% 1% Overall 3% to 4% 6% 2013 through 2015 Long-term 1 We define goals for our Key Performance Indicators (KPIs) that are to be achieved over a three to five year period across market cycles and income statement-based KPIs will be measured on underlying results. Goal1 Comment Changed from previous PB and AM pre-tax margin goals of >35% Maintained 2012 2011 3% 72% 5% 74% (underlying) (underlying) Delivering our targeted further CHF 650 mn expense savings would result in a 500 basis points improve-ment in the 2012 underlying cost/income ratio Additional 200 basis points improvement would come from PB&WM's share of infrastructure savings WMC net new asset growth

Revised results presentation (see note on front page for additional information) Full year 2012 Investment Banking results demonstrate continued improvements in operating and capital efficiencies March 22, 2013 1 Includes certain litigation provisions totaling CHF 136 mn. 2 Normalized returns are non-GAAP financial measures. A calculation of reported return on Basel 3 capital and a reconciliation for normalized after-tax return on Basel 3 allocated capital is included in the supplemental slides of this presentation. 3 Reported and targeted Basel 3 RWA of USD 175 bn (previously USD 180 bn) reflect the transfer of the majority of the Securities Trading & Sales business in Switzerland to Private Banking & Wealth Management. * Substantially higher revenues and returns in 2012 on reduced cost base, lower risk and lower capital usage Significantly higher fixed income results reflecting more favorable market conditions and strength of repositioned franchise RWA reduced by USD 55 bn and USD 13 bn from 4Q11 and 3Q12, respectively, with further substantial progress towards target of below USD 175 bn3 by year-end 2013 Normalized return on capital improved to 9% in 2012; achieved normalized return of 14% excluding losses from wind-down portfolio 4Q12 results lower vs. 3Q12 due to seasonal trends and exacerbated by higher wind-down portfolio losses in CHF mn 4Q12 3Q12 4Q11 2012 2011 Net revenues 2,664 3,184 1,048 12,558 10,460 Provision for credit losses 2 6 23 (12) 76 Compensation and benefits 1,172 1,477 1,320 6,070 6,471 Other operating expenses 1,192 1,2181 1,133 4,4981 4,506 Total operating expenses 2,364 2,695 2,453 10,568 10,977 Pre-tax income 298 483 (1,428) 2,002 (593) Cost/income ratio 89% 85% – 84% 105% Basel 3 RWA in USD bn 187 200 242 187 242 Normalized return on Basel 3 capital2 4% 9% – 9% – Normalized return on Basel 3 capital2 8% 11% – 14% – (ex wind-down) Total assets in USD bn 716 801 841 716 841

Revised results presentation (see note on front page for additional information) Stronger Fixed Income revenues and expense reductions across all businesses driving increased pre-tax income in 2012 * March 22, 2013 Investment Banking pre-tax income progression (in USD mn) Revenues 2,076 2011 pre-tax income in USD Fixed income sales and trading Equity sales and trading & other Provisions for credit losses Total operating expenses 2012 pre-tax income in USD 2012 pre-tax income in CHF Net FX translation impact from USD to CHF Underwriting & advisory

Revised results presentation (see note on front page for additional information) Transformation of Fixed Income business largely complete; results demonstrate the strength of our Basel 3 compliant model * March 22, 2013 2,121 1,177 958 3,675 5,751 Fixed income sales & trading revenues in USD mn Fixed income sales & trading revenues in CHF mn 2012 vs. 2011 Successful transformation of Fixed Income franchise; fully compliant with Basel 3 capital and liquidity rules Revenues increased 60% while Basel 3 risk-weighted assets reduced by 31% Entering 2013 with significantly lower expected drag from wind-down portfolio losses Return on capital in fixed income improved to Investment Banking division average 4Q12 vs. 3Q12 Lower revenues reflecting usual seasonality, exacerbated by higher losses from wind-down portfolio1 in 4Q12 as well as a weak performance in Rates Continued strong Securitized Products and Credit results, albeit reflecting seasonal decline in client activity Resilient Emerging Markets revenues driven by strong performance in Brazil 1 Wind-down revenue losses of CHF 130 mn in 4Q12 vs. losses of CHF 60 mn in 3Q12 1,495 Basel 3 RWA USD 176 bn Basel 3 RWA USD 122 bn (168) +60% (31)%

Revised results presentation (see note on front page for additional information) Stable equity sales & trading revenues impacted by continued muted client activity levels * March 22, 2013 2012 vs. 2011 Results were resilient despite lower trading volumes and client activity in 2012 relative to 2011 Basel 3 risk-weighted assets reduced by 3% to USD 34 bn 4Q12 vs. 3Q12 Higher Prime Services results reflecting higher client balances offset by lower hedge fund activity and leverage levels Improved Cash Equities results reflecting continued market leading position and higher US volumes relative to 3Q12 Improved Derivatives performance driven by higher industry volumes Lower results in Fund-Linked Products and lower results in Convertibles Equity sales & trading revenues in CHF mn 1,496 1,140 983 4,852 4,647 Equity sales & trading revenues in USD mn 1,028 809

Revised results presentation (see note on front page for additional information) Continued strong underwriting & advisory results driven by robust global debt issuance volumes and M&A activity March 22, 2013 * Underwriting & Advisory revenues in CHF mn Equity underwriting Advisory Debt underwriting 814 665 1,064 3,369 3,443 Underwriting & Advisory revenues in USD mn 901 556 2012 vs. 2011 Stronger debt underwriting and M&A and advisory revenues partly offset by lower equity underwriting results due to low industry issuance levels Revenues increased 8% from 2011; increasing momentum in the second half with 4Q12 as our strongest quarter of the year 4Q12 vs. 3Q12 Robust debt underwriting results reflect strong new issue activity compared to 3Q12, particularly in high yield Subdued equity underwriting revenues driven by lower levels of IPO and follow-on offerings Strong advisory results reflect higher industry completed M&A volumes in the quarter +93% +8%

Revised results presentation (see note on front page for additional information) Highly focused strategy in Investment Banking towards high market share and high return businesses March 22, 2013 * Optimize capital allocation by product and region as well as cost reductions to improve returns 8% 37% 55% 2012 Investment Bank (market share position vs. return on Basel 3 capital) Return on Basel 3 capital2 High Credit Suisse market share position Low Majority of capital allocated to market leading businesses Returns expected to improve driven by planned cost savings and improving market conditions Optimize risk and capital utilization across the franchise % of Investment Banking capital base1 Further reduction in costs and allocated capital to improve returns Continue to ensure full suite of products offerings for IB and PB&WM clients 1 Percent of capital base reflects Basel 3 risk-weighted assets at year-end 2012 for ongoing businesses. 2 Presentation based on our internal reporting structure. Bubble size reflects relative capital usage at year-end 2012 Investment Banking Equities Fixed Income

Revised results presentation (see note on front page for additional information) Continued improvement in normalized return driven by increased capital and operating efficiency * March 22, 2013 1 Normalized returns are non-GAAP financial measures. A calculation of reported return on Basel 3 capital and a reconciliation for normalized after-tax return on Basel 3 allocated capital is included in the supplemental slides of this presentation. 2 Adjusted for 3Q12 significant litigation provision Investment Banking normalized after-tax return on Basel 3 allocated capital1 2011 Higher revenues Lower costs2 RWA reduction 2012 2012 ongoing business 14% Impact on normalized return 242 187 174 Basel 3 risk-weighted assets in USD bn (2)% up 4% up 3% up 5% up 4% Wind-down portfolio impact Improvement in normalized after-tax return on Basel 3 allocated capital to 14% for ongoing businesses in 2012 2012 results include pre-tax loss of USD 852 mn from wind-down portfolio Anticipate further improvement in 2013 due to: Planned cost savings Lower drag from wind-down portfolio Further risk-weighted assets reduction 9%

Revised results presentation (see note on front page for additional information) Update to KPI for Investment Banking: cost/income goal set at 70% March 22, 2013 * Source: Operational Business Plan. 1 We define goals for our Key Performance Indicators (KPIs) that are to be achieved over a three to five year period across market cycles and income statement-based KPIs will be measured on underlying results. We are targeting a significant improvement in the cost/income ratio over the next 3 years driven by: Continued expense reductions and cost rationalization Reduced revenue drag from wind-down portfolio Improved revenue growth in Emerging Markets and Securitized Products Expected market improvement in Cash Equities, Equity Derivatives and M&A 2012 Target 2015 Efficiency measures Business growth & initiatives down (8)% down (3)% Cost/income ratio goal down (3)% Lower revenue drag from wind-down portfolio Key performance indicator 70% Investment Banking Cost / income ratio Goal1 Comment Changed from previous pre-tax margin goal of >25%

Revised results presentation (see note on front page for additional information) Credit Suisse 2012 results reflect CHF 2 bn, or 10%, of expense savings since the announcement of expense measures in mid 2011 March 22, 2013 * All data for Core Results. The net PAF2 adjustment assumes that share-plan-based awards (with 3-year vesting) had been awarded in lieu of PAF2 awards (with accelerated vesting). All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 6M11 adjusted Group expense reduction achieved in CHF bn 2012 reported 2012 adjusted Savings CHF 2.0 bn achieved Adjustments from 6M11 reported: Variable compensation (1,012) Realignment costs (142) Total (1,154) Adjustments from 2012 reported: Variable compensation (1,395) Realignment costs (665) Net PAF2 expense (282) FX impact (299) Significant litigation (363) Total (3,004) 20.5 annualized 10.3 2011 reported 22.5

Revised results presentation (see note on front page for additional information) Group savings to increase by CHF 0.4 bn due to the PB&WM combination, leading to cumulative reductions of CHF 4.4 bn by end 2015 March 22, 2013 * Group expense reductions target in CHF bn Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. 3.2 3.8 4.4 Investment Banking (CHF 1.3 bn achieved, CHF 0.5 bn to come) Deliver cost benefits from initiatives already completed in 2012 Continue to rationalize businesses in certain geographies Private Banking & Wealth Management (CHF 0.3 bn achieved, CHF 0.65 bn to come) Streamline front office support functions Clariden Leu merger Streamline offshore affluent client coverage model Simplification of operating platform Increased offshoring Establishment of new division leading to realization of further efficiencies Infrastructure (CHF 0.4 bn achieved, CHF 1.25 bn to come) Consolidation of fragmented and duplicate shared services Continued consolidation of technology applications Leverage global deployment opportunities Continued efficiency improvement across all shared services and related to the combination of former PB and AM divisions New and continued initiatives Private Banking & Wealth Management Infrastructure Investment Banking 2.0 1.2 0.6 0.6 Achieved in 2012 in 2013 by end 2014 by end 2015 3.0 3.5 4.0 Previous targets Achieved 2.0 Total savings To come

Revised results presentation (see note on front page for additional information) Further substantial Basel 3 RWA reduction March 22, 2013 * Close to CHF 90 bn reduction in Basel 3 RWA since 3Q11 Further CHF 12 bn reduction in Investment Banking achieved in 4Q12 Significant progress towards end 2013 target level of below CHF 280 bn Goal (23)% Investment Banking FX impact Other Note: 2013 goal assumes constant FX rates Year-end 2013 4Q11 3Q11 4Q12 3Q12 < 280 Basel 3 risk-weighted assets (RWA) in CHF bn

Revised results presentation (see note on front page for additional information) Strengthened capital position and accelerated transition to the end 2018 requirements March 22, 2013 Basel 2.5 capital ratios * 2Q12 3Q12 4Q12 "Look-through" Basel 3 capital ratios 3Q12 Reported Swiss core capital1 Swiss total capital1,2 16.5% 12.5% Core tier 1 ratio 18.5% 14.7% 19.4% 15.5% BIS common equity tier 1 ratio 7.5% 8.0% 1 Includes existing USD 3 bn Tier 1 participation securities (with a haircut of 20%). 2 Includes issued high-trigger Buffer Capital Notes ("CoCos") of CHF 4.1 bn. 3 Pro forma calculation assumes successful completion of the capital actions announced in July 2012 Tier 1 capital ratio Pro forma3 9.0% 10.5% 8.2% 9.6% 4Q12 8.3% 9.3% 10.7% Mid 2013 Swiss core capital target 10%

Revised results presentation (see note on front page for additional information) Significant further reduction in balance sheet; already close to year-end 2013 target level of below CHF 900 bn * Total assets in CHF bn Target year-end 2013 (10)% March 22, 2013 Note: The end 2013 measures assume constant FX rates 1 Assumes CET1 capital of CHF 28 bn (ie 10% of CHF 280 bn Basel 3 RWA), plus adding back current regulatory deductions of CHF 16.3 bn (goodwill etc) / CHF 900 bn total assets 3Q12 4Q12 < 900 Progress during 4Q12 CHF 99 bn lower total assets driven by: CHF 69 bn reductions in Fixed Income and Equities (IB) CHF 20 bn reductions in 3rd party cash/deposits held with central banks (PB&WM) Outlook until end 2013 Continue to target further balance sheet reduction to below CHF 900 bn by end 2013 with limited revenue impact expected Notional gross balance sheet leverage Under the current FINMA regulatory balance sheet requirement (excluding Swiss lending and cash at central banks), leverage ratio stands at 5.8% With a targeted notional balance sheet total of CHF 900 bn and a pro forma shareholders' equity1, the gross leverage ratio would stand at 4.9%

Revised results presentation (see note on front page for additional information) Significant progress made towards meeting new long-term Swiss capital leverage requirement * March 22, 2013 Note: The end 2013 measures assume constant FX rates 1 Add-ons relating to cash collateral netting reversals and off-balance sheet derivative exposures and guarantees and commitments. Progress during 4Q12 In addition to the balance sheet reduction, a reduction in exposure add-ons to CHF 352 bn at end 2012 was achieved in 4Q12 A further reduction is planned to achieve a total exposure of below CHF 1,170 bn by end 2013 Future FINMA Basel 3 leverage ratio Under the Swiss capital leverage rules, Credit Suisse will have to achieve a leverage ratio based on Basel 3 CET1 capital plus Contingent Capital notes, divided by on-balance sheet assets plus certain off-balance sheet commitments ("add-ons") Assuming risk-weighted assets of CHF 280 bn, this will require Credit Suisse to operate with an on and off-balance sheet total exposure of less than CHF 1,170 bn by January 1, 2019 Total assets and FINMA exposures in CHF bn Target year-end 2013 < 900 (8)% 4Q12 1,405 < 1,170 < 270 FINMA total exposure Exposure add-ons1 Total assets (US GAAP) 3Q12 1,276

Revised results presentation (see note on front page for additional information) Strong funding and liquidity March 22, 2013 * Assets and liabilities by category, end 4Q12 in CHF bn Well prepared for Basel 3 liquidity requirements Basel 3 Net Stable Funding Ratio6 (1-year) in excess of 100% Short-term (30 days) liquidity under Swiss regulation in excess of requirement Funding and CDS spreads have narrowed further in the last quarter, both absolute and relative to peers Significant amount of balance sheet remains unencumbered; utilized only 14%7 of Swiss mortgage book for secured long-term funding Assets Equity & Liabilities Reverse 143 repo Encumbered 71 trading assets 924 924 Funding- 123 neutral assets1 Cash & due 64 from banks Unencumbered 151 liquid assets3 Loans4 237 Other 135 longer-maturity assets Repo 163 Short positions 51 Funding- 123 neutral liabilities1 Short-term borrowings 19 Other short-term liab.2 39 Deposits5 285 Long-term debt 148 Total equity 42 120% coverage Match funded 337 587 Due to banks 54 1 Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral 2 Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets 3 Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts 4 Excludes loans with banks 5 Excludes due to banks and certificates of deposits 6 Estimate under current FINMA framework. Basel 3 liquidity rules and FINMA framework are not finalized; amounts and statements and ratios shown here are based on interpretation of current proposals 7 As of 4Q12. Represents ratio of notional amount of covered bonds (incl. Swiss Pfandbrief) issued in relation to notional amount of mortgages outstanding for Credit Suisse AG

Summary Brady W. Dougan, Chief Executive Officer

Revised results presentation (see note on front page for additional information) March 22, 2013 * Capital program on track with pro forma "look-through" Swiss core capital ratio of 9.3% and the ratio targeted to exceed 10% in mid-2013 Achieved expense savings of CHF 2 bn; increased 2013 target to CHF 3.2, rising to CHF 4.4 bn by end 2015 Solid 4Q12 with underlying pre-tax income of CHF 1.2 bn and after-tax RoE of 9% Consistent 2012 with underlying pre-tax income CHF 5.0 bn and after-tax RoE of 10% Strong year-end performance in Private Banking & Wealth Management with pre-tax income of CHF 0.9 bn compared to CHF 0.5 bn in 4Q11 Overall balance sheet reduced by CHF 99 bn to CHF 924 bn; substantially ahead in progress towards target level of below CHF 900 bn Substantially increased the actual and prospective returns in Investment Banking by reducing costs & capital while increasing market share and revenues Underlying results are non-GAAP financial measures. A reconciliation to reported results is included in the supplemental slides of this presentation. Pro forma capital ratio assumes successful completion of the capital actions announced in July 2012. All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses. End 2013 goal for balance sheet total assumes constant FX rates Summary

Revised results presentation (see note on front page for additional information) Supplemental slides March 22, 2013 Slide Reconciliation from reported to underlying results 2012 and 2011 37 to 38 Reconciliation to normalized return on Basel 3 allocated capital in Investment Banking 39 to 40 Investment Banking results in USD 41 Fixed Income revenue mix 42 Fixed Income and Equities Basel 3 risk-weighted assets reduction 43 Results in the Corporate Center 44 Group expense reduction to 2015 baseline 45 Collaboration revenues 46 Revenue and expenses currency mix 47 Transitional and "look-through" Swiss core capital ratio at end 4Q12 48 "Look-through" Swiss core capital ratio development in 4Q12 49 Transitional FINMA Basel 3 capital and leverage ratio requirements ("glide path") 50 Pro forma "look-through" Swiss leverage ratio calculation 51 Adjusted assets leverage 52 Loan portfolio characteristics 53 to 54 Libor and US tax matters 55 to 56 *

Revised results presentation (see note on front page for additional information) Reconciliation from reported to underlying results 2012 March 22, 2013 * 1 Equity participations-related losses. 2 Includes litigation provisions in Investment Banking and litigation provisions related to NCFE in 3Q12 and 4Q12 respectively. 3 Losses in connection with the planned sale of certain private equity investments 2012 2012 2012 2012 2012 2012 2012 2012 2012 2012 2012 Net revenues 23,606 2,912 15 (384) (41) 68 (533) – (45) 82 25,680 Prov. for credit losses / (release) 170 – – – – – – – – – 170 Total operating expenses 21,557 (27) (665) – – – – (363) – – 20,502 Pre-tax income 1,879 2,939 680 (384) (41) 68 (533) 363 (45) 82 5,008 Income tax expense / (benefit) 496 678 203 (58) (4) 27 (88) 133 – 10 1,397 Noncontrolling interests 34 – – – – – – – – – 34 Net income 1,349 2,261 477 (326) (37) 41 (445) 230 (45) 72 3,577 Return on equity 3.9% 10.0% Reported Underlying Business realignment costs CHF mn Impact from movements in credit spreads on own liabilities Sale of Aberdeen AM stake Gain on non-core business sale Impairment of AMF and other losses1 Real estate sale Significant litigation provisions2 Gain on Wincasa sale Private Equity write down3 1Q12 2Q12 3Q12 4Q12 1Q12 2Q12 3Q12 4Q12 1Q12 2Q12 3Q12 4Q12 1Q12 2Q12 3Q12 2Q12 3Q12 4Q12 Net revenues 5,878 6,241 5,766 5,721 1,554 (39) 1,025 372 – 7 8 – (178) (66) (140) (41) 38 30 Prov. for credit losses / (release) 34 25 41 70 – – – – – – – – – – – – – – Total operating expenses 5,804 5,105 5,366 5,282 – – (23) (4) (68) (176) (136) (285) – – – – – – Pre-tax income 40 1,111 359 369 1,554 (39) 1,048 376 68 183 144 285 (178) (66) (140) (41) 38 30 Income tax expense / (benefit) (16) 311 101 100 444 (21) 183 72 21 43 44 95 (32) (8) (18) (4) 15 12 Noncontrolling interests 12 12 4 6 – – – – – – – – – – – – – – Net income 44 788 254 263 1,110 (18) 865 304 47 140 100 190 (146) (58) (122) (37) 23 18 Return on equity 0.5% 9.2% 2.9% 2.9% Reported Underlying Business realignment costs CHF mn Impact from movements in credit spreads on own liabilities Sale of Aberdeen AM stake Gain on non- core business sale Real estate sale Significant litigation provisions2 Gain on Win- casa sale Private Equity write down3 3Q12 4Q12 3Q12 4Q12 4Q12 4Q12 1Q12 2Q12 3Q12 4Q12 (382) (151) – – (45) 82 7,254 6,102 6,315 6,009 – – – – – – 34 25 41 70 – – (136) (227) – – 5,736 4,929 5,071 4,766 (382) (151) 136 227 (45) 82 1,484 1,148 1,203 1,173 (57) (31) 40 93 – 10 417 321 308 351 – – – – – – 12 12 4 6 (325) (120) 96 134 (45) 72 1,055 815 891 816 12.4% 9.3% 9.6% 8.7% Impair- ment of AMF and other losses1

Revised results presentation (see note on front page for additional information) March 22, 2013 Reconciliation from reported to underlying results 2011 1Q11 2Q11 3Q11 4Q11 1Q11 2Q11 3Q11 4Q11 2Q11 3Q11 4Q11 2Q11 3Q11 3Q11 1Q11 2Q11 3Q11 4Q11 Net revenues 7,813 6,326 6,817 4,473 703 (104) (1,824) (391) – – – (72) (15) – 8,516 6,150 4,978 4,082 Prov. for credit losses / (release) (7) 13 84 97 – – – – – – – – – – (7) 13 84 97 Total operating expenses 6,195 5,227 5,697 5,374 – – – – (142) (291) (414) – – (478) 6,195 5,085 4,928 4,960 Pre-tax income 1,625 1,086 1,036 (998) 703 (104) (1,824) (391) 142 291 414 (72) (15) 478 2,328 1,052 (34) (975) Income tax expense / (benefit) 465 271 332 (397) 166 (29) (543) (59) 48 82 77 (12) (2) 50 631 278 (81) (379) Noncontrolling interests 21 47 21 36 – – – – – – – – – – 21 47 21 36 Net income 1,139 768 683 (637) 537 (75) (1,281) (332) 94 209 337 (60) (13) 428 1,676 727 26 (632) Return on equity 13.4% 9.7% 8.7% (7.7)% 19.6% 9.0% 0.3% (7.7)% Reported Underlying Business realignment costs Non-credit-related provision Note: numbers may not add to total due to rounding CHF mn Impact from movements in credit spreads on own liabilities * Sale of Aberdeen AM stake Real estate sale 2011 2011 2011 2011 2011 2011 2011 Net revenues 25,429 (1,616) – (72) (15) – 23,726 Prov. for credit losses / (release) 187 – – – – – 187 Total operating expenses 22,493 – (847) – – (478) 21,168 Pre-tax income 2,749 (1,616) 847 (72) (15) 478 2,371 Income tax expense / (benefit) 671 (465) 207 (12) (2) 50 449 Noncontrolling interests 125 – – – – – 125 Net income 1,953 (1,151) 640 (60) (13) 428 1,797 Return on equity 6.0% 5.5% Reported Underlying Business realignment costs Non-credit- related provision CHF mn Impact from movements in credit spreads on own liabilities Sale of Aberdeen AM stake Real estate sale

Revised results presentation (see note on front page for additional information) Reconciliation of reported to normalized after-tax return on Basel 3 allocated capital in Investment Banking March 22, 2013 * Investment Banking in USD mn Reported pre-tax income 331 500 (1,572) 2,150 Net PAF2 expense1 (56) (57) – 202 Certain significant litigation provisions – 145 – 145 Normalized pre-tax income 275 588 (1,572) 2,497 Income tax expense (@ 25% tax rate) 69 147 393 (624) Normalized net income 206 441 (1,179) 1,873 Normalized return on allocated capital 4% 9% – 9% Investment Banking in USD mn Reported pre-tax income 331 500 (1,572) 2,150 (755) Income tax expense (@ 25% tax rate) (83) (125) 393 (538) 189 Net income 248 375 (1,179) 1,612 (566) Return on allocated capital 5% 7% – 8% (2)% Investment Banking in USD bn 4Q12 3Q12 4Q11 2012 2011 Allocated capital (10% of average Basel 3 RWAs) 19.4 20.1 26.5 20.8 29.6 1 This calculation assumes that share-based plan awards (with 3-year vesting) awarded in lieu of PAF2 awards. For 2012 the calculation assumes that share-based plan awards (with 3-year vesting) of USD (253) mn have been awarded in lieu of PAF2 awards (with accelerated vesting) of USD (455) mn.

Revised results presentation (see note on front page for additional information) Reconciliation of reported to ongoing normalized after-tax return on Basel 3 allocated capital in Investment Banking March 22, 2013 * Investment Banking in USD mn Reported pre-tax income 331 500 (1,572) 2,150 (755) Wind-down portfolio pre-tax income 199 103 393 852 856 Net PAF2 expense1 (55) (56) – 197 – Certain significant litigation provisions – 145 – 145 – Ongoing normalized pre-tax income 475 692 (1,179) 3,344 101 Income tax expense (@ 25% tax rate) (119) (173) 295 (836) (25) Ongoing normalized net income 356 519 (884) 2,508 76 Ongoing normalized return on allocated capital 8% 11% – 14% 0% Ongoing Investment Banking in USD bn 4Q12 3Q12 4Q11 2012 2011 Allocated capital (10% of average Basel 3 RWAs) 18.0 18.7 21.3 18.5 24.1 1 This calculation assumes that share-based plan awards (with 3-year vesting) awarded in lieu of PAF2 awards. For 2012 the calculation assumes that share-based plan awards (with 3-year vesting) of USD (248) mn had been awarded in lieu of PAF2 awards (with accelerated vesting) of USD (445) mn for ongoing businesses.

Revised results presentation (see note on front page for additional information) Investment Banking results in USD * March 22, 2013 1 Includes certain litigation provisions totaling USD 145 mn in USD mn 4Q12 3Q12 4Q11 2012 2011 Debt underwriting 550 422 244 1,737 1,583 Equity underwriting 181 180 119 592 814 Advisory and other fees 333 299 193 1,115 972 Fixed income sales & trading 958 1,495 (168) 5,751 3,675 Equity sales & trading 983 1,028 809 4,647 4,852 Other (124) (95) (50) (357) (155) Net revenues 2,881 3,329 1,147 13,485 11,741 Provision for credit losses 3 6 26 (14) 87 Compensation and benefits 1,259 1,543 1,442 6,522 7,287 Other operating expenses 1,288 1,281 1,251 4,826 5,122 Total operating expenses 2,547 2,824 2,693 11,348 12,409 Pre-tax income 331 500 (1,572) 2,150 (755) Cost/income ratio 88% 85% – 84% 106% 1 1

Revised results presentation (see note on front page for additional information) Increased capital efficiency and more balanced business mix in Fixed Income, reflecting execution of refined strategy * March 22, 2013 Full year revenue increased 56% while Basel 3 RWA reduced by 31% over same period More diversified revenue contribution across Macro businesses (Rates, FX), Credit, Securitized Products and Emerging Markets Continued stable inventory levels to support client flow while minimizing risks 2011 2012 1 Wind-down and other primarily comprises revenues from businesses we are exiting and funding costs. 2 Based on annualized FY12 revenue to average Basel 3 RWA balances Securitized Products Revenues in USD mn Basel 3 RWA in USD bn Fixed income sales & trading in USD Commod. Emerging Markets Credit Macro (Rates, FX) Wind-down and other1 +56% (31)% 3,675 5,751 25% 23% 18% 50% (22)% 22% 38% 25% 27% (16)% 4% 176 122 4Q11 4Q12 6%

Revised results presentation (see note on front page for additional information) * Fixed Income and Equities Basel 3 RWA reduction March 22, 2013 28 32 30 22 18 18 4 4 4 48 14 13 9 8 9 17 16 18 48 37 30 176 129 122 Macro (Rates & FX) Fixed Income Securitized Products Credit Emerging Markets Commodities Other1 Wind-down Basel 3 risk-weighted assets in USD bn 4Q11 3Q12 4Q12 (5)% (6)% 1 Includes Fixed Income other, CVA management and Fixed Income treasury – – – (19)% (7)% +13% Cash Equities Equities Prime Services Derivatives Equities Arbitrage Trading Other 35 40 34 4 6 5 9 14 13 18 16 12 1 2 1 3 2 3 4Q11 3Q12 4Q12 (17)% (7)% (25)% – – (15)%

Revised results presentation (see note on front page for additional information) Results in the Corporate Center March 22, 2013 * 1Q11 2Q11 3Q11 4Q11 2011 1Q12 2Q12 3Q12 4Q12 2012 Reported pre-tax-income / (loss) (874) (95) 1,452 (102) 381 (1,818) (180) (1,060) (840) (3,898) Losses / (gains) from movements in credit spreads on own liabilities 703 (104) (1,824) (391) (1,616) 1,554 (39) 1,048 376 2,939 Business realignment costs – 142 291 414 847 68 183 144 285 680 (Gains) on real estate sale – (72) – – (72) – – (382) (151) (533) Litigation provisions – – – – – – – – 227 227 Underlying pre-tax income / (loss) (171) (129) (81) (79) (460) (196) (36) (250) (103) (585) Note: Underlying results are non-GAAP financial measures CHF mn The underlying Corporate Center pre-tax results reflect: consolidation and elimination adjustments expenses for centrally sponsored projects certain expenses and revenues that have not been allocated to the segments

Revised results presentation (see note on front page for additional information) Further targeted expense reduction of CHF 2.4 bn March 22, 2013 * Group expense reduction in CHF bn 2012 reported 2015 baseline Note: All future baseline expenses measured at constant FX rates and constant variable compensation levels. For illustrative purposes only; actual results may differ. 1 Includes litigation provisions in Investment Banking and litigation provisions related to NCFE in 3Q12 and 4Q12 respectively. At current FX rates, additional savings until 2015 amount to CHF 2.4 bn The baseline expenses assume variable compensation expenses and revenues in line with 2012 Assuming 2012 underlying revenues of CHF 25.8 bn on 2015 baseline expenses of CHF 18.3 bn implies a cost/income ratio of ~71% Approximately CHF 1.6 bn of realignment expenses from 2013 through 2015 Significant litigation provisions1 Reduced realignment expenses Targeted expense reduction FX impact on savings Net PAF2 expense

Revised results presentation (see note on front page for additional information) Collaboration revenues March 22, 2013 * Collaboration revenues in CHF bn and as % of net revenues (core results) KPI target reached, with collaboration revenues in 2012 at 19% of total net revenues 2 percentage points increase from 2011 total collaboration revenues 35% of NNAs in PB&WM acquired through collaboration (excludes AM) Contribution to the bank’s overall results continues to be strong Collaboration revenues target range of 18% to 20% of net revenues 17% 19% 14%

Revised results presentation (see note on front page for additional information) Currency mix March 22, 2013 * Net revenues 23,606 27% 48% 15% 0% 10% Total expenses1 21,727 31% 39% 5% 10% 15% Credit Suisse Core Results CHF mn 2012 CHF USD EUR GBP Other Contribution 1 Total operating expenses and provisions for credit losses 2 Based on full year 2012 revenue and expense levels, currency mix and average exchange rates. Sensitivity analysis2 A 10% movement in the USD/CHF exchange rate affects full year 2012 pre-tax income by CHF 304 mn A 10% movement in the EUR/CHF exchange rate affects full year 2012 pre-tax income by CHF 244 mn

Revised results presentation (see note on front page for additional information) March 22, 2013 Transitional Swiss core and BIS CET1 capital in CHF bn Regulatory adjustments1 Shareholders' equity 4Q12 Strong year-end Basel 3 capital ratios 44.0 Regulatory capital end 4Q12 * Rounding differences may occur. 1 Includes CHF 2.7 bn adjustment for the accounting treatment of pension plans and other regulatory deductions. 2 Net of fees and interest. 3 Includes other Swiss regulatory adjustments. 4 Consists of existing tier 1 participation securities of CHF 2.5 bn and other Swiss regulatory adjustments. 15.0% 14.2% MACCS2 Tier 1 participation securities3 "Look-through" capital 4Q12 "Look-through" Swiss core and BIS CET1 capital in CHF bn (7.7) Other regulatory adjustments (8.6) Goodwill & Intangibles (0.2) Own debt gains Shareholders’ equity4Q12 "Look-through" deductions MACCS2 Tier 1 participation securities4 9.0% Swiss core BIS CET1 8.0% Swiss core BIS CET1 25.7 Basel 3 risk-weighted assets in CHF bn 293 284

Revised results presentation (see note on front page for additional information) Reported "Look-through" Swiss core capital and ratios in CHF bn Achieved targeted pro forma 9.3% Swiss core capital ratio and expect ratio to exceed 10% by mid 2013 Remaining items from July 2012 capital actions of CHF 15.3 bn 3Q12 1 Before impact from movement in own credit spread. 2 Pro forma calculation assumes successful completion of the capital actions announced in July 2012. * 307 284 284 Basel 3 RWA in CHF bn March 22, 2013 8.2% 9.0% Pro forma2 Mid 2013 target 4Q12 Net income1 +0.7 Share-based compensation impact +0.4 (0.2) Dividend accrual (0.4) FX impact 9.3% +0.8 Strategic divestments and other 10% + CHF 0.5 bn

Revised results presentation (see note on front page for additional information) Transitional FINMA Basel 3 capital and leverage ratio requirements ("glide path") March 22, 2013 * Capital ratio requirements High trigger contingent capital Low trigger contingent capital1 Swiss core 10.75% 12.70% 8.23% 14.44% 15.83% 16.99% 17.92% 1 Credit Suisse's progressive (low trigger) 2019 capital requirement of 4.92%, to apply in 2013, has been indicated by FINMA and is based on end 2011 financial data (total exposure, market share in Switzerland and a potential capital rebate). Using end 2012 financial data, we expect the 2019 progressive capital requirement, to apply in 2014, to be reduced to 4.56%. New FINMA Basel 3 leverage ratio requirements 2.58% 3.05% 1.98% 3.47% 3.80% 4.08% 4.30% Non risk-weighted exposure multiple x 24%

Revised results presentation (see note on front page for additional information) Pro forma "look-through" FINMA leverage ratio calculation * March 22, 2013 + + = Total assets and FINMA exposures in CHF bn Target year-end 2013 < 900 (8)% Note: The end 2013 measures assume constant FX rates. 1 Add-ons relating to cash collateral netting reversals and off-balance sheet derivative exposures and guarantees and commitments. 2 Credit Suisse's progressive (low trigger) 2019 capital requirement of 4.92%, to apply in 2013, has been indicated by FINMA and is based on end 2011 financial data (total exposure, market share in Switzerland and a potential capital rebate). 3 Based on year end 2012 total exposure of CHF 1,276 bn. 4 Based on targeted year end 2013 total exposure of CHF 1,170 bn. Actual results may differ. 5 Assumes exchange in Oct 2013 of remaining CHF 4.1 bn hybrid tier1 notes into BCNs. 4Q12 1,405 <1,170 < 270 FINMA total exposure Exposure add-ons1 Total assets (US GAAP) 3Q12 1,276 Swiss core High trigger contingent capital Low trigger contingent capital Swiss total RWA-based capital ratio minimum requirement 1.1.2019 10.0% 3.0% 4.92%2 17.9% Non risk-weighted exposure multiple Leverage ratio minimum requirement 1.1.2019 2.40% 0.72% 1.18% 4.30% x 24% Pro forma end 2013 Swiss core leverage ratio near 1.1.2019 requirement High trigger contingent capital requirements almost completed Sufficient time to issue required level of low trigger contingent capital until 1.1.2019 + + = Regulatory requirement Credit Suisse Transitional 4Q12 Swiss total capital in CHF bn 44.0 4.1 – 48.1 leverage ratio3 3.45% 0.32% –% 3.77% + + = + + = “Look-through” 4Q12 Swiss total capital in CHF bn 26.5 4.1 – 30.6 leverage ratio3 2.08% 0.32% –% 2.40% End 2013 pro forma capital in CHF bn 28.0 8.25 – 36.2 leverage ratio4 2.39% 0.70% –% 3.09% + + = + + = + + = + + =

Revised results presentation (see note on front page for additional information) Adjusted assets provides a more meaningful measure of balance sheet leverage March 22, 2013 * in CHF bn Calculating a leverage multiple based on an adjusted asset amount that excludes low-risk assets is a more meaningful measure of balance sheet leverage than a gross leverage multiple using total assets The adjusted asset number accounts for 67% of our total asset balance Credit Suisse’s gross leverage multiple of 24x reduces to 16x using adjusted assets The targeted balance sheet reduction results in a pro forma adjusted assets leverage of 14x, or 7.3% Adjusted assets is a non-GAAP financial measure and is presented solely to demonstrate an alternative way we look at our balance sheet and leverage 1 Includes contribution from CHF 3.6 bn from MACCS conversion 2 Assumes CET1 capital at 10% of CHF 280 bn Basel 3 risk-weighted assets, plus adding back current regulatory deductions of CHF 16.3 bn (goodwill etc) Approx. 67% of total assets Shareholders' equity1 in CHF bn 39.11 39.11 44.32 Leverage ratio 4.2% 6.3% 7.3% Leverage multiple 24x 16x 14x Adjustments (CHF bn): Cash (62) Prime services balances (30) Repo & reverse-repo agreements (183) Consolidated Variable Interest Entities (28) Pro forma for targeted asset reduction Total assets 4Q12 Adjusted assets 4Q12 Pro forma adjusted assets 607

Revised results presentation (see note on front page for additional information) Investment Banking loan book March 22, 2013 * Average mark data is net of fair value discounts and credit provisions. Average marks and composition of the loan portfolio is based on gross amounts Corporate loan portfolio is 73% investment grade, and is mostly (75%) accounted for on a fair value basis Fair value is a forward looking view which balances accounting risks, matching treatment of loans and hedges Loans are carried at an average mark of approx. 99% with average mark of 98% in non-investment grade portfolio Continuing good performance of individual credits: no specific provisions during the quarter Developed markets in CHF bn Emerging markets in CHF bn Funded loans Unfunded commitments Hedges Well-diversified by name and evenly spread between EMEA, Americas and Asia and approx. 70% accounted for on a fair value basis Emerging market loans are carried at an average mark of approx. 99% No significant provisions during 4Q12

Revised results presentation (see note on front page for additional information) Private Banking loan book March 22, 2013 * BB+ to BB BBB BB- and below AAA to A Portfolio ratings composition, by transaction rating Private Banking total loan book of CHF 208 bn focused on Switzerland more than 85% collateralized Wealth Management Clients (CHF 147 bn) Portfolio remains geared towards mortgages (CHF 98 bn) and securities-backed lending (CHF 42 bn) Lending is based on well-proven, conservative standards Almost 100% of Lombard lending within top transaction rating band (AAA to BBB-) Real estate prices are under special focus. Effect of new self regulation system on price increase is yet to be seen Corporate & Institutional Clients (CHF 61 bn) Over 65% collateralized by mortgages and securities Counterparties mainly Swiss corporates incl. real estate industry Sound credit quality with low concentrations

Revised results presentation (see note on front page for additional information) Libor matter March 22, 2013 Regulatory authorities in a number of jurisdictions have for an extended period of time been investigating the setting of LIBOR and other reference rates. Credit Suisse, which is a member of only three rate-setting LIBOR panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR), is cooperating fully with these investigations. Credit Suisse has done a significant amount of work over the last two years to respond to regulatory inquiries. Based on our work to date, we do not currently believe that Credit Suisse is likely to have material issues in relation to LIBOR and we have shared these findings with the relevant regulators; of course, our review in response to ongoing regulatory inquiries is continuing. In addition Credit Suisse has been named in various civil lawsuits filed in the United States relating to LIBOR. These lawsuits are factually and legally meritless with respect to Credit Suisse and we will vigorously defend ourselves against them. *

Revised results presentation (see note on front page for additional information) US tax matter March 22, 2013 The matter is a complex situation that Credit Suisse takes very seriously, and we are cooperating with the US and Swiss authorities. At this point we cannot give you any information on timing as the matter is complex and obviously directly dependent on the discussions between the US and the Swiss governments. The cross-border business with US clients was comparatively small in relation to our overall wealth management business as we significantly exited the US offshore business beginning back in 2008. We continue to build our US onshore franchise and we have made significant progress over the last years as the US remains a significant wealth management market that we want to be present in. We do not see a direct impact from this matter on our ability to generate asset inflows; however, we will incur legal and other expenses related to resolving this matter We reserved USD 325 mn for this matter in 3Q11. *

Revised results presentation (see note on front page for additional information)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Brady W. Dougan
Brady W. Dougan
Chief Executive Officer

/s/ David R. Mathers
David R. Mathers
Date: March 22, 2013		Chief Financial Officer